On October 11, 2002, the Annual Meeting of Stockholders of
Cornerstone Strategic Value Fund, Inc. (the "Fund") was held and the following matters were voted upon:


1. To approve the Merger Agreement and Plan of Reorganization.


For 		Against Abstain
1,919,366 	692,855 14,159


2. To elect two Class I Directors until the year 2005 Annual
Meeting.

Name of Class I Directors 	For 		Abstain
Ralph W. Bradshaw 		2,956,909 	701,896
Edwin Meese III 		2,957,182 	701,623
3. To ratify the selection by the Board of Directors of Tait, Weller & Baker as the Fund's independent accountants for the year ending December 31, 2002.


For 		Against 	Abstain
3,117,568 	531,322 	9,915
4. To consider and vote upon the stockholder proposal to open-end the Fund.


For 		Against 	Abstain
939,486 	1,672,100 	14,794